FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2003

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


NEW TECHNOLOGY LAUNCHED FOR ACCELERATED FUNCTIONAL PROTEOMICS RESEARCH - AUTOMATED SPR-MS FUNCTIONALITY ENPOWERS BIACORE(r)3000

Uppsala, Sweden, 12th March 2003

Biacore International AB (SSE and NASDAQ:BCOR) today announced a major new innovation for accelerating research in functional proteomics. Biacore(r)3000 is the highest performance SPR-based research system available today for studying biomolecular interactions. This has now been made more powerful through the incorporation of automated and increased capacity recovery functionality and direct MALDI target deposition for further analysis by MALDI-TOF, or even TOF/TOF mass spectrometry.

This new automated SPR-MS functionality for Biacore(r)3000 has been developed by Biacore as part of its ongoing collaboration with Bruker Daltonics Inc (NASDAQ:
BDAL) to jointly create a comprehensive technology solution for functional proteomics studies.

The SPR technology of Biacore(r)3000 provides the means of detecting, capturing and delivering valuable protein without any labeling or modification. Subsequent sequencing by mass spectrometry is facilitated by automated sample preparation including an option to deposit sample direct onto the MALDI plate. This means that researchers now have ready access to critical functional SPR data on protein-protein or protein-peptide interactions, combined directly with mass spectrometric identification and characterization of novel proteins. This offers researchers a new proteomics research methodology delivering a greater understanding of the interactions underlying biological processes, critical to the elucidation of disease processes.

The enhanced Biacore(r)3000 functionality has been field tested as part of collaborations in this field with laboratories in a number of key organisations worldwide. These include Wyeth Pharmaceuticals Inc (USA), Ludwig Institute for Cancer Research (Melbourne Branch, Australia), University of Southern Denmark, Odense University (Denmark) and the Integrated Proteomics System Project (Tokyo University, Japan).

Dr. Detlev Suckau, Head of MALDI applications development at Bruker Daltonics, said, "This new automated functionality enabling even TOF/TOF MS/MS characterisation following recovery from SPR makes the Biacore(r)3000 in combination with our UltraflexTOF/TOF system probably the most information-rich technology solution for interaction proteomics a researcher can buy today."

"Biacore(r)3000 is already recognized by the world's leading research laboratories as a powerful tool offering functional, data-rich information providing greater insights into physiological and disease processes," commented Clive Seymour, Vice President and Head of Biacore's Life Science Research Business Unit. "Our advanced micro fluidics and unique chip based chemistry delivering the highest sensitivity and high quality kinetics is now combined with automated SPR-MS capabilities offering researchers a real opportunity to accelerate elucidation of the Proteome."

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are: Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits, and the comprehensive pre-clinical evaluation of lead compounds, and Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS. The recently introduced Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2002 the Company had sales of SEK 614.2 million and an operating income of SEK 140.6 million.

For further information, please contact:
Clive Seymour, Vice President & Head of Life Science Research Business Unit, Biacore AB, Tel: +64 21 640 801

Scientific/Trade Press Enquiries:
Sarah Perceval, HCC.De Facto Group
+44 (0) 207 496 3300

Further information on Biacore can be found on the web: www.biacore.com


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer
Dated: April 8, 2003